Our File:	196023	Rashi Sengar Partner Direct Phone: (403) 267-8350 E-mail: rashi.sengar@macleoddixon.com

Leanne Thompson Assistant Direct Phone: (403) 267-8241 E-mail: leanne.thompson@macleoddixon.com
September 21, 2009

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC

20549

Dear Sirs/Mesdames:

Re:	Oilsands Quest Inc.- Reference 333-162023 - Preliminary Multijurisdictional Disclosure System (the "MJDS") Prospectus dated September 18, 2009 (the "Preliminary Prospectus")

Pursuant to section 5.1 of National Instrument 71-101 - The Multijurisdictional Disclosure System of the Canadian Securities Regulators, we advise that the distribution to which the Preliminary Prospectus relates is being made under the MJDS and that the Province of Alberta has been selected as the principal jurisdiction for the filing of the Preliminary Prospectus.

I trust the foregoing is satisfactory. If you have any questions, please do not hesitate to contact me.

Yours truly,

MACLEOD DIXON LLP

(Signed) "Rashi Sengar"

3700 Canterra Tower, 400 Third Avenue S.W., Calgary, Alberta, Canada T2P 4H2

Telephone: (403) 267-8222 Fax: (403) 264-5973 Website: www.macleoddixon.com